Exhibit 99.1

51JOB, INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members (the “Meeting”) of 51job, Inc., a Cayman Islands company (the “Company”), will be held at 8:00 a.m., local time, on September 30, 2008, at the Imperial Hotel Tokyo at 1-1, Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo 100-8558, Japan, for the following purposes:

●	To re-elect Mr. David K. Chao as a director of the Company.
●	To re-elect Dr. Xiaoyue Chen as a director of the Company.
●	To re-elect Mr. Hiroyuki Honda as a director of the Company.
●	To re-elect Mr. Donald L. Lucas as a director of the Company.
●	To re-elect Mr. Rick Yan as a director of the Company.

In addition, the Meeting will transact any other business properly brought before the Meeting.

Members may obtain copies of the proxy materials, including a proxy statement, a proxy form and written consent, and the Company’s 2007 annual report, at http://ir.51job.com under the heading “Annual Report.”

Members of record at the close of business on August 15, 2008 (the “Record Date”) of shares in the capital of the Company will be entitled to vote at the Meeting or any adjournment or postponement thereof. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

Pursuant to the Company’s Fifth Amended and Restated Articles of Association, on a poll, every member present in person or by proxy shall be entitled to one vote in respect of each common share held by him on the Record Date.

By Order of the Board of Directors,

/s/ Rick Yan
Rick Yan
Director, Chief Executive Officer, President and Company Secretary

August 15, 2008